Exhibit 99.1

QUIPT HOME MEDICAL ANNOUNCES PARTICIPATION IN THE 36TH ANNUAL ROTH INVESTOR CONFERENCE ON MARCH 17-19, 2024

Cincinnati, Ohio – March 12, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT) (TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced the Company is scheduled to participate in the 36th Annual Roth Conference to be held in Laguna Niguel, California, on March 17-19, 2024.

Date:	March 17-19, 2024
Event:	36th Annual ROTH Investor Conference Event and Registration Information
Location:	The Ritz Carlton Laguna Niguel

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens
VP of Corporate Development
Quipt Home Medical Corp.
859-300-6455
cole.stevens@myquipt.com

Gregory Crawford
Chief Executive Officer
Quipt Home Medical Corp.
859-300-6455
investorinfo@myquipt.com